Free Writing Prospectus Filed Pursuant to Rule 433
Registration No. 333-205965
March 14, 2016

FLUOR CORPORATION

PRICING TERM SHEET

March 14, 2016

€500 million 1.750% Senior Notes due 2023

Issuer:	Fluor Corporation

Ratings:*	Moody’s: A3 (Stable) / S&P: A- (Stable) / Fitch: BBB+ (Stable)

Offering Format:	SEC-Registered

Size:	€500 million

Maturity Date:	March 21, 2023

Coupon (Interest Rate):	1.750%

Yield to Maturity:	1.772%

Spread to Benchmark Security:	+191.5 basis points

Benchmark Security:	DBR 1.500% due February 15, 2023

Benchmark Security Price and Yield:	111.43 and -0.143%

Spread to Mid-Swap:	+150 bps

Mid-Swap Yield:	0.272%

Interest Payment Dates:	Annually on March 21 of each year, commencing on March 21, 2017

Make-Whole Call:	+30 bps (prior to December 21, 2022)

Par Call:	On or after December 21, 2022

Price to Public:	99.856%

Trade Date:	March 14, 2016

Settlement Date:	March 21, 2016 (T+ 5)

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

Payment Business Days:	New York, London and TARGET2

Listing:	Application will be made to list the notes in the New York Stock Exchange

CUSIP Number:	343412 AE2

Common Code:	138238547

ISIN:	XS1382385471

Clearing and Settlement:	Euroclear/Clearstream

Stabilization:	Stabilization/FCA

Joint Book-Running Managers:	Merrill Lynch International BNP Paribas Crédit Agricole Corporate and Investment Bank

Senior Co-Managers:	Citigroup Global Markets Limited Mitsubishi UFJ Securities International plc

Co-Managers:

ING Bank N.V., Belgian Branch
Lloyds Bank plc
Scotiabank Europe plc
SMBC Nikko Capital Markets Limited
Standard Chartered Bank
Wells Fargo Securities International Limited
Banco Santander, S.A.
Barclays Bank PLC
Goldman, Sachs & Co.
HSBC Bank plc
U.S. Bancorp Investments, Inc.
ANZ Securities, Inc.
Mizuho International plc
Regions Securities LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This Pricing Term Sheet supplements the Preliminary Prospectus Supplement issued by Fluor Corporation on March 14, 2016 relating to its Prospectus dated July 30, 2015.

We expect that delivery of the notes will be made to investors on or about March 21, 2016, which will be the fifth business day following the date of such Preliminary Prospectus Supplement. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required, subject to certain exceptions, to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes will initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Those purchasers should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the underwriters can arrange to send you the prospectus if you request it by calling Merrill Lynch International at +44 (0)20 7995 3966, by calling BNP Paribas toll free at 1-800-854-5674 or, by calling Crédit Agricole Corporate and Investment Bank at (866) 807-6030.